February 20, 2025

Sean Sievers
Chief Financial Officer
Merchants Bancorp
410 Monon Blvd.
Carmel, IN 46032

        Re: Merchants Bancorp
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 001-38258
Dear Sean Sievers:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance